FORM 6-K


02052014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16of
The Securities Exchange Act of 1934

For August 15, 2002

Pan American Silver Corp.
1500 – 625 Howe Street
Vancouver, B.C. V6C 2T6


PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_____ Form 40-F__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registration in connection with Rule 12g3-2(b).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: August 15, 2002

By:



Ross Beaty
Chairman and CEO



Pan American Silver Corp.

2002 SECOND QUARTER REPORT TO SHAREHOLDERS

for the period ended June 30, 2002

Shares Listed:

NASDAQ Stock Exchange	**PAAS**
Toronto Stock Exchange	**PAA**

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com

August 8, 2002

Second Quarter Report to Shareholders on Results of Operations and Financial Condition

HIGHLIGHTS

- Unaudited second quarter net loss was $1.25 million, compared to net loss of $2.85 million in the second quarter of 2001. Consolidated revenue was $11.62 million, 44 percent higher than in 2001.
- Silver production was 1.94 million ounces, 12 percent higher than in 2001.
- Huaron mine generated strong operating results, producing 1.15 million ounces of silver at a cash cost of $3.64 per ounce, despite weak by-product metal prices.
- La Colorada mine expansion approved after loan agreement signed with International Finance Corporation, a member of the World Bank Group. La Colorada mine royalty purchased and cancelled.
- Agreement reached to acquire Corner Bay Silver, owner of the 77 million ounce Alamo Dorado silver deposit, Mexico.

FINANCIAL (all amounts are expressed in US Dollars)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported a net loss for the second quarter of $1.25 million ($0.03 per share) compared to a net loss of $2.85 million ($0.08 per share) for the second quarter of 2001. The financial improvement during the quarter is due primarily to a strong performance from the Huaron mine in Peru, offset by a worse than expected performance from the Quiruvilca mine, also in Peru. Although the silver price increased during the quarter, by-product metal prices remained very weak. Consolidated revenue for the quarter was $11.62 million, 44 percent greater than revenue in the second quarter of 2001 due to higher metal sales volumes, offset by lower metal prices.

Consolidated silver production for the second quarter totaled 1,939,397 ounces, a 12 percent increase from the second quarter of 2001. Zinc metal production of 9,472 tonnes was 32 percent higher than in 2001. Lead production of 5,142 tonnes was 13 percent higher and copper production of 713 tonnes was 48 percent higher. The increases in metal production are because of better than planned production at Huaron, partially offset by lower than expected production at Quiruvilca.

For the six months ended June 30, 2002 consolidated silver production was 4,004,900 ounces, a 48 percent increase from the first six months of 2001. Zinc production of 19,579 tonnes was 52 percent greater than in 2001. Lead production of 10,583 tonnes was 55 percent higher and copper production of 1,382 tonnes was 75 percent higher.

During the second quarter, consolidated operations consumed $1.71 million in operating cash flow, principally due to a pay-down of accounts payable. The Huaron mine contributed $1.37 million. Lower than expected silver and ore production and higher depreciation and reclamation expenses caused a $1.73 million net loss at the Quiruvilca mine. At the La Colorada mine, operations were affected by preparations for the pending mine expansion and mining occurred during the quarter in a low-grade area resulting in temporary below-budget operating results.

Working capital at June 30, including cash of $21.03 million, was $17.48 million, an increase of $14.74 million from June 30, 2001. Net debt repayments during the quarter were $1.03 million. Capital spending totaled $1.36 million, which primarily consisted of $1.05 million for La Colorada's mine expansion project.

HUARON MINE, PERU

Huaron had another good quarter, producing 1.15 million ounces of silver at a total cash cost of $3.64 per ounce and 5,034 tonnes of zinc from 150,565 tonnes of ore milled. These better than expected results should continue through 2002. The improvement is due to cost efficiencies, and to a new zone discovered in late 2001 that is contributing to ore production. Operating profit in the second quarter was $0.86 million, up from a loss of $0.87 million last year when the mine began operations.

QUIRUVILCA MINE, PERU

The Quiruvilca mine treated 122,906 tonnes during the quarter (2001- 141,054 tonnes) and produced 610,444 ounces of silver and 4,344 tonnes of zinc (2001 – 808,699 ounces of silver and 5,273 tonnes of zinc). The total cash cost per ounce of silver produced increased to $5.62 in the second quarter (2001 – $4.29) due to lower than expected silver grades and ore production. Zinc grades were higher than expected. The very low present by-product zinc, lead and copper prices and the narrow veins at the mine make profitable operation today of the Quiruvilca mine very difficult. All alternatives to reduce operating losses are being examined at Quiruvilca.

On the positive front at Quiruvilca, Barrick Gold Corp. announced an increase in gold resources to 7.3 million ounces at its nearby Alto Chicama discovery. Barrick has informed Pan American that further drilling would be carried out in 2002 on Pan American's Los Angeles property, which forms part of Barrick's land package, and negotiations are in progress to sell a parcel of Company land for Barrick's infrastructure needs. In addition, Pan American optioned its 50 percent holding in the adjacent Tres Cruces property to its joint venture partner Oroperu Resources, and Barrick is now completing a farm-in agreement on this land, which will result in an aggressive exploration program at Tres Cruces later in 2002. Terms of Pan American's option to Oroperu and farm-in to Barrick are expected to have only minimal net impact relative to Pan American's prior direct interest, but will eliminate Pan American's need to fund all future exploration, development and mine construction costs.

LA COLORADA MINE, MEXICO

In June, an agreement was signed with International Finance Corporation, a member of the World Bank Group, for a $10 million loan for construction of the La Colorada mine expansion. The loan agreement does not require Pan American to hedge any silver production. Total capital costs for the mine expansion are projected at about $20 million and remaining funds will be derived from Pan American's cash on hand. The mine produced concentrates from about 200 tonnes per day of sulphide ore. The expansion will add a 600 tonne per day leach circuit to process oxide ore and will bring the mine's total production rate to 800 tonnes per day. Production from the expanded operation is expected to average 3.2 million ounces of silver per year at a total cash cost of less than $2.70 per ounce for a 13 year mine life.

In May, the existing 5 percent net smelter returns royalty at La Colorada was purchased for 390,117 shares and cancelled, which will increase future cash flow from the mine.

The existing small-scale mine at La Colorada processed 15,210 tonnes of ore and produced 183,198 ounces of silver during the quarter. Although total cash costs during the quarter were $5.01 per ounce of silver produced, this financial performance is not meaningful as operating costs include high fixed costs incurred in planning the imminent mine expansion. These costs will be capitalized as from July 1. In addition, during the quarter the mine plan accessed much lower grade ore than will be mined in the balance of 2002. Mill operations will be suspended for about six weeks during the third quarter to accommodate underground development needed for the mine expansion.

Construction activities have now begun at La Colorada for the mine expansion. A 600 tonne per day oxide mill has been purchased and moved to site and underground mining equipment ordered. Completion of construction is scheduled for the third quarter of 2003. Pan American also plans during August to drill an extension of the known La Colorada vein system to increase the mine's reserves.

EXPLORATION AND CORPORATE DEVELOPMENT

In May, Pan American announced plans to take over Corner Bay Silver, a Toronto exploration company that owns the Alamo Dorado silver deposit in Mexico. The Alamo Dorado deposit contains proven and probable reserves (calculated at $4.60 silver and $300 gold; Qualified Person – Mintec, Inc.) of 35.5 million tonnes grading 67 grams of silver and 0.26 grams of gold per tonne, or 77 million ounces of silver and 297,000 ounces of gold. A bankable feasibility study by AMEC E&C Services, Inc was completed in July 2002 and recommends construction of a heap leach mine to produce an average of 6 million ounces of silver and 29,000 ounces of gold per year at total cash costs of $3.25 per ounce of silver equivalent over an eight year mine life and 11 year project life. Additional silver resources exist that could extend this life. Information concerning this acquisition was mailed to shareholders in early August and an extraordinary shareholders meeting will be held on September 5 to approve this transaction, which will see issuance of about 8.0 million shares and 4 million warrants to Corner Bay shareholders.

Elsewhere, Pan American is active in silver exploration at two locations in Mexico, one in Peru and one in Argentina. In Bolivia, limited scale mining operations continued at the San Vicente project, under the operatorship of EMUSA, a Bolivian mining company that is extracting ore from the mine under a lease agreement with Pan American.

SILVER MARKETS

Silver prices in the quarter continued to be volatile, reaching a high of $5.05 on June 5th and a low of $4.45 on April 17th. In May, the annual World Silver Survey by Gold Fields Mineral Services was published by the Silver Institute. It documents the sharp decline in silver demand in 2001, led by a dramatic fall in industrial demand, though investment demand increased for the first time in over a decade. The silver supply deficit of about 90 million ounces was filled almost entirely by sales from China's silver stockpile, though GFMS states that remaining Chinese stocks are insufficient to keep up this rate of sales for long. The prospect for 2002 is for a larger silver deficit caused by higher silver industrial demand and lower silver mine supply. New silver demand by investors seeking a refuge from the turmoil of financial markets will increase this deficit, which should result in a higher silver price. Finally, the US Mint announced that the enormous US government silver stockpile, which reached 2.2 billion ounces in the 1950's, would be completely consumed in 2002 requiring further US Mint silver needs to be sourced from the open market.

Respectfully submitted,

(signed)
Ross J. Beaty
Chairman & C.E.O

(signed)
John Wright
President & C.O.O.

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

Financial and Operational Highlights

	Six months ended June 30 2002	Six months ended June 30 2001	Three months ended June 30 2002	Three months ended June 30 2001
Consolidated Financial Highlights (in thousands of US dollars)				
Net income (loss)	$ (2,550)	$ (4,390)	$ (1,247)	$ (2,849)
Earnings (loss) per share	(0.06)	(0.13)	(0.03)	(0.08)
Contribution from mining operations	1,805	(1,385)	808	(1,032)
Capital spending	2,630	5,195	1,316	1,571
Exploration expense	343	323	260	171
Cash	21,025	8,601	21,025	8,601
Working capital	$ 17,482	$ 2,742	$ 17,482	$ 2,742
Consolidated Ore Milled & Metals Recovered to Concentrate				
Tonnes milled	588,552	402,426	288,681	241,407
Silver metal - ounces	4,004,900	2,711,834	1,939,397	1,725,357
Zinc metal - tonnes	19,579	12,856	9,472	7,197
Lead metal - tonnes	10,583	6,843	5,142	4,567
Copper metal - tonnes	1,382	788	713	482
Net smelter return per tonne milled	$ 41.20	$ 43.96	$ 41.07	$ 43.67
Cost per tonne	39.71	45.83	41.50	46.42
Margin (loss) per tonne	$ 1.49	$ (1.86)	$ (0.43)	$ (2.76)
Consolidated Cost per Ounce of Silver (net of by-product credits)				
Total cash cost per ounce	$ 4.11	$ 3.94	$ 4.39	$ 4.12
Total production cost per ounce	$ 4.92	$ 4.76	$ 5.24	$ 4.87
In thousands of US dollars				
Direct operating costs & value of metals lost in smelting and refining	$ 25,174	$ 17,024	$ 12,640	$ 10,160
By-product credits	(8,715)	(7,708)	(4,122)	(4,083)
Cash operating costs	$ 16,459	$ 9,316	$ 8,518	$ 6,077
Depreciation, amortization & reclamation	3,256	1,930	1,638	1,107
Production costs	$ 19,716	$ 11,246	$ 10,156	$ 7,184
Ounces for cost per ounce calculations	4,004,900	2,361,855	1,939,397	1,475,672
Average Metal Prices				
Silver - LME Cash Settlement per ounce	$ 4.60	$ 4.47	$ 4.71	$ 4.39
Zinc - LME Cash Settlement per pound	$ 0.36	$ 0.44	$ 0.35	$ 0.42
Lead - LME Cash Settlement per pound	$ 0.21	$ 0.22	$ 0.21	$ 0.21
Copper - LME Cash Settlement per pound	$ 0.72	$ 0.78	$ 0.73	$ 0.75
Average Metal Prices Realized				
Silver - per ounce (note)	$ 4.27	$ 4.08	$ 4.40	$ 4.05
Zinc - per pound	$ 0.36	$ 0.44	$ 0.36	$ 0.42
Lead - per pound	$ 0.22	$ 0.21	$ 0.21	$ 0.21
Copper - per pound (note)	$ 0.59	$ 0.68	$ 0.56	$ 0.66

Note - Pan American pays a refining charge for silver and copper

Mine Operations Highlights

Huaron Mine

	Six months ended June 30		Three months ended June 30	
	2002	2001	2002	2001
Tonnes milled	299,665	87,881	150,565	87,881
Average silver grade - grams per tonne	267.0	280.0	265.3	280.0
Average zinc grade - percent	4.05%	2.97%	3.98%	2.97%
Silver - ounces	2,292,064	687,048	1,145,755	687,048
Zinc - tonnes	10,155	1,882	5,034	1,882
Lead - tonnes	6,937	2,286	3,422	2,286
Copper - tonnes	863	210	482	210
Net smelter return per tonne milled	$ 45.01	$ 42.07	$ 45.20	$ 42.07
Cost per tonne	37.42	42.40	39.25	42.40
Margin (loss) per tonne	$ 7.59	$ (0.33)	$ 5.95	$ (0.33)
Total cash cost per ounce	$ 3.40	$ 3.92	$ 3.64	$ 3.92
Total production cost per ounce	$ 3.85	$ 4.28	$ 4.09	$ 4.28
In thousands of US dollars				
Direct operating costs & value of metals lost in smelting and refining	$ 12,335	$ 3,407	$ 6,372	$ 3,407
By-product credits	(4,531)	(949)	(2,202)	(949)
Cash operating costs	7,804	2,458	4,170	2,458
Depreciation, amortization & reclamation	1,019	228	512	228
Production costs	$ 8,822	$ 2,686	$ 4,682	$ 2,686
Ounces for cost per ounce calculations	2,292,064	627,318	1,145,755	627,318

Quiruvilca Mine

	Six months ended June 30		Three months ended June 30	
	2002	2001	2002	2001
Tonnes milled	258,054	294,092	122,906	141,054
Average silver grade - grams per tonne	184.6	201.3	177.0	200.8
Average zinc grade - percent	4.00%	4.14%	3.96%	4.17%
Silver - ounces	1,339,063	1,694,882	610,444	808,699
Zinc - tonnes	9,232	10,932	4,344	5,273
Lead - tonnes	3,450	4,416	1,631	2,191
Copper - tonnes	519	578	231	272
Net smelter return per tonne milled	$ 36.16	$ 43.09	$ 35.31	$ 41.63
Cost per tonne	40.07	45.07	41.92	45.31
Margin (loss) per tonne	$ (3.91)	$ (1.98)	$ (6.60)	$ (3.68)
Total cash cost per ounce	$ 4.98	$ 3.96	$ 5.62	$ 4.29
Total production cost per ounce	$ 6.47	$ 4.90	$ 7.27	$ 5.25
In thousands of US dollars				
Direct operating costs & value of metals lost in smelting and refining	$ 10,839	$ 13,042	$ 5,354	$ 6,178
By-product credits	(4,176)	(6,333)	(1,923)	(2,708)
Cash operating costs	$ 6,663	$ 6,708	$ 3,431	$ 3,469
Depreciation, amortization & reclamation	1,995	1,601	1,008	778
Production costs	$ 8,658	$ 8,309	$ 4,439	$ 4,247
Ounces for cost per ounce calculations	1,339,063	1,694,882	610,444	808,699

La Colorada Mine

	Six months ended June 30		Three months ended June 30	
	2002	2001	2002	2001
Tonnes milled	30,833	20,453	15,210	20,453
Average silver grade - grams per tonne	430.0	680.0	425.9	680.0
Silver - ounces	373,773	329,904	183,198	229,610
Zinc - tonnes	192	42	94	42
Lead - tonnes	196	141	89	90
Net smelter return per tonne milled	$ 46.36	$ 64.60	$ 46.64	$ 64.60
Cost per tonne	58.96	71.40	60.37	71.40
Margin (loss) per tonne	$ (12.60)	$ (6.80)	$ (13.73)	$ (6.80)
Total cash cost per ounce	$ 5.33	$ 2.97	$ 5.01	$ 2.97
Total production cost per ounce	$ 5.98	$ 3.57	$ 5.65	$ 3.57
In thousands of US dollars				
Direct operating costs & value of metals lost in smelting and refining	$ 2,001	$ 534	$ 914	$ 534
By-product credits	(8)	(33)	4	(33)
Cash operating costs	$ 1,993	$ 501	$ 918	$ 501
Depreciation, amortization & reclamation	243	101	118	101
Production costs	$ 2,236	$ 602	$ 1,035	$ 602
Ounces for cost per ounce calculations	373,773	168,775	183,198	168,775

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited - in thousands of U.S. dollars)

ASSETS		**June 30 2002**		**December 31 2001**
Current				
Cash and cash equivalents	$	21,025	$	3,331
Short-term investments		13		513
Accounts receivable		4,113		6,037
Inventories		7,205		4,655
Prepaid expenses		4,998		6,534
Total Current Assets		37,354		21,070
Property, plant and equipment, net		68,852		66,659
Mineral properties		3,797		1,785
Future income tax		240		-
Other		2,443		2,003
Total Assets	$	112,686	$	91,517
LIABILITIES				
Current				
Operating line of credit	$	1,210	$	1,390
Accounts payable and accrued liabilities		10,262		12,283
Advances for metal concentrates		4,577		4,071
Current portion of bank loans		2,209		2,209
Current portion of capital leases		116		-
Current portion of severance indemnity and commitments		855		547
Current portion of deferred revenue		643		643
Total Current Liabilities		19,872		21,143
Deferred revenue		1,791		1,850
Capital leases		117		-
Bank loans		4,012		5,010
Provision for reclamation		2,531		2,112
Severance indemnity and commitments		1,844		2,525
Total Liabilities	$	30,167	$	32,640
SHAREHOLDERS' EQUITY				
Share capital				
Authorized:				
100,000,000 common shares of no par value				
Issued:				
December 31, 2001 – 37,628,234 common shares				
June 30, 2002 – 43,181,662 common shares		156,828		130,723
Additional paid in capital		1,207		1,120
Deficit		(75,516)		(72,966)
Total Shareholders' Equity		82,519		58,877
Total Liabilities and Shareholders' Equity	$	112,686	$	91,517

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Operations and Deficit

(Unaudited - in thousands of U.S. dollars, except for shares and per share amounts)

	Six months ended June 30		Three months ended June 30	
	2002	2001	2002	2001
Revenue	$ 21,814	$ 12,592	$ 11,615	$ 8,051
Expenses				
Operating	20,009	13,977	10,807	9,083
General and administration	857	981	498	476
Depreciation and amortization	2,864	1,742	1,435	1,034
Reclamation	419	223	221	108
Exploration	343	323	260	171
Interest expense	515	192	249	181
Other expenses (income)	(403)	(456)	(368)	(153)
	24,604	16,982	13,102	10,900
Net loss before taxes	(2,790)	(4,390)	(1,487)	(2,849)
Income tax (provision) recovery	240	-	240	-
Net loss for the period	(2,550)	(4,390)	(1,247)	(2,849)
Deficit, beginning of period	(72,966)	(64,889)	(74,269)	(66,430)
Deficit, end of period	$ (75,516)	$ (69,279)	$ (75,516)	$ (69,279)
Basic and diluted loss per share	$ (0.06)	$ (0.13)	$ (0.03)	$ (0.08)
Weighted average shares outstanding	41,740,111	34,798,168	42,461,597	35,219,728

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Cash Flows – Direct Method

(Unaudited – in thousands of U.S. dollars)

	Six months ended June 30		Three months ended June 30	
	2002	**2001**	**2002**	**2001**
Operating activities				
Sales proceeds	$ 23,403	$ 16,533	$ 11,023	$ 8,180
Hedging activities	470	22	157	-
Interest paid	(515)	(192)	(249)	(181)
Other income and expenses	643	434	607	148
Products and services purchased	(22,948)	(15,027)	(12,542)	(9,838)
Exploration	(365)	(318)	(288)	(161)
General and administration	(769)	(884)	(421)	(433)
	(81)	568	(1,713)	(2,285)
Financing activities				
Shares issued for cash	22,618	9,148	5,367	9,148
Share issue costs	(956)	(324)	(164)	(324)
Proceeds from (repayment of) line of credit	(180)	-	(290)	-
Proceeds from (repayment of) bank loans	(998)	(3,067)	(740)	(1,338)
	20,484	5,757	4,173	7,486
Investing activities				
Property, plant and equipment expenditures	$ (1,868)	$ (5,237)	$ (1,158)	$ (113)
Mineral property expenditures	(762)	(9)	(158)	-
Short-term investments (purchases) sales	-	56	-	59
Other	(79)	(78)	(40)	(77)
	(2,709)	(5,268)	(1,356)	(131)
Increase in cash and cash equivalents during the period	17,694	1,057	1,104	5,070
Cash and cash equivalents, beginning of period	3,331	7,544	19,921	3,531
Cash and cash equivalents, end of period	$ 21,025	$ 8,601	$ 21,025	$ 8,601
Supplemental disclosure on non-cash transactions				
Shares issued for royalty purchase	$ 3,000	$ -	$ 3,000	$ -
Shares issued for property	1,250	-	-	-
Shares issued for compensation expense	254	-	254	-
	$ 4,504	$ -	$ 3,254	$ -

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Cash Flows - Indirect Method

(Unaudited - in thousands of U.S. dollars)

	Six months ended June 30		Three months ended June 30	
Operating activities	**2002**	**2001**	**2002**	**2001**
Net loss for the period	$ (2,550)	$ (4,390)	$ (1,247)	$ (2,849)
Items not involving cash				
Depreciation and amortization	2,864	1,742	1,435	1,034
Reclamation provision	419	223	221	108
Future income tax	(240)	-	(240)	-
Operating cost provisions	(183)	(130)	77	(317)
	310	(2,555)	246	(2,024)
Changes in non-cash operating working capital items	(391)	3,123	(1,959)	(261)
Cash provided by (used in) operations	(81)	568	(1,713)	(2,285)
Financing activities				
Shares issued for cash	22,556	9,148	5,367	9,148
Share issue costs	(956)	(311)	(226)	(311)
Changes in non-cash working capital items	(171)	(13)	(171)	(13)
Capital leases	233	-	233	-
Proceeds from (repayment of) line of credit	(180)	-	(290)	-
Proceeds from (repayment of) bank loans	(998)	(3,067)	(740)	(1,338)
	20,484	5,757	4,173	7,486
Investing activities				
Property, plant and equipment expenditures	(2,057)	(5,192)	(1,347)	(1,571)
Mineral property expenditures	(762)	(3)	(19)	-
Changes in non-cash working capital items	189	(51)	50	1,458
Short-term investments (purchases) sales	-	56	-	59
Other	(79)	(78)	(40)	(77)
	(2,709)	(5,268)	(1,356)	(131)
Increase in cash and cash equivalents during the period	17,694	1,057	1,104	5,070
Cash and cash equivalents, beginning of period	3,331	7,544	19,921	3,531
Cash and cash equivalents, end of period	$ 21,025	$ 8,601	$ 21,025	$ 8,601
Supplemental disclosure on non-cash transactions				
Shares issued for royalty purchase	$ 3,000	$ -	$ 3,000	$ -
Shares issued for property	1,250	-	-	-
Shares issued for compensation expense	254	-	254	-
	$ 4,504	$ -	$ 3,254	$ -

See accompanying notes to consolidated financial statements

Notes to Unaudited Interim Consolidated Financial Statements
(As at June 30, 2002 and 2001 and for the six and three month periods then ended)

1. Basis of and Responsibility for Presentation

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2001 included in the Company's 2001 Annual Report. These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements. Certain comparative figures have been reclassified to conform to the current presentation.

These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2001 except that during the six-month period ended June 30, 2002 the Company adopted the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.

In management's opinion, all adjustments necessary for fair presentation have been included in these financial statements.

2. Stock-Based Compensation

The Company adopted the intrinsic value method of accounting for stock-based compensation. Under this method compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share stock option exercise price on the day that options are granted. During the six-month period ended June 30, 2002 the Company granted 88,360 options to purchase the Company's common shares at exercise prices equal to the quoted market value of the common shares on the dates that the options were granted. Consequently, no compensation expense for the grant of such options has been recognized.

If the Company had applied the fair-value method of accounting for stock options the compensation expense for options granted during the six-month period ended June 30, 2002 would have been $242,000 and the adjusted loss would have increased to $2,792,000 ($0.07 per share).

3. Proposed Business Combination

On May 21, 2002 the Company and Corner Bay Silver Inc. ("Corner Bay") announced a proposed plan of arrangement whereby the Company would acquire all of the issued and outstanding shares of Corner Bay. On June 28 both companies announced amended terms to the proposed plan of arrangement. The amended proposal for a plan of arrangement is subject to approval by the shareholders of Pan American and Corner Bay and approval by the Ontario Superior Court of Justice and various regulatory authorities. If such approvals are obtained and all material covenants are satisfied in a timely fashion the plan of arrangement would become effective in September 2002.

Under the terms of the amended plan of arrangement each Corner Bay common share would be exchanged for 0.3846 of a Pan American common share and 0.1923 of a Pan American common share purchase warrant. Each whole Pan American common share purchase warrant (the "Pan American Warrant") provides the holder with the right to purchase a Pan American common share for Canadian $12 for a five-year period after the effective date of the plan of arrangement. The Pan American warrants will, subject to regulatory approval, be listed for trading on the Toronto Stock Exchange.

If all Corner Bay options are converted into Pan American shares, the Company would issue approximately 8,000,000 of its common shares and 4,000,000 warrants in exchange for all of the issued and outstanding shares of Corner Bay.

The amended plan of arrangement also provides that 960,000 common share purchase options held by insiders of Corner Bay would be cancelled and replaced by 553,846 options to purchase common shares of Pan American (the "Replacement Options"). The Replacement Options will expire and have exercise prices as set out below:

Year of Expiry	Number of Options	Weighted Average Exercise Price (CDN$)
2002	134,616	$ 6.89
2003	184,615	6.93
2004	38,462	4.55
2005	11,538	7.80
2007	184,615	12.00
	553,846	$ 8.46

The business combination would be accounted for as an acquisition by the Company of Corner Bay and the purchase method of accounting would be applied. The consideration given would be allocated to the fair value of net assets acquired as follows:

		As at March 31, 2002
Fair value of net assets acquired		
Current assets	$	5,764
Property, plant and equipment		52
Mineral properties		77,992
Other assets		19
		83,827
Less: Liabilities		19,079
	$	64,748
Consideration given by Pan American		
Issue of 7,636,659 common shares	$	54,203
Issue of 3,818,329 share purchase warrants		8,889
Issue of 553,846 replacement stock options		1,136
		64,228
Add: Estimated costs of acquisition		520
	$	64,748

The purchase consideration of $64,748,000 for 100% of Corner Bay exceeds the carrying value of Corner Bay's net assets at March 31, 2002 by $55,840,000 which would be applied to increase the carrying value of mineral properties. The resulting future income tax liability of $18,000,000 has also been applied to increase the carrying value of mineral properties. The final allocation of the purchase price will be determined after the arrangement is concluded.

The value of the common shares to be issued by Pan American was estimated based on the average closing price of Pan American's common shares for the period before and after the date that the terms of the transaction were agreed and announced.

4. La Colorada Mine

On June 4, 2002 the Company issued 390,117 common shares with a value of $3,000,000 to acquire a 5 percent net smelter return royalty over the La Colorada silver mine.

On June 14, 2002 the Company's subsidiary Plata Panamericana S.A. de C.V. ("Plata") entered into a $10,000,000 project loan agreement with the International Finance Corporation ("IFC"). The loan proceeds should become available during the third quarter of 2002 and will be used to partially fund the $20,000,000 expansion program at the La Colorada mine. To June 30, 2002 the Company funded $1,500,000 of the expansion program and the balance of the funds required will be provided from Pan American's treasury.

The Company guarantees Plata's performance under the loan agreement until the expanded mine reaches certain production and financial performance targets ("Financial Completion"). It is expected that Financial Completion will be achieved in mid-2004.

Plata will repay the loan with ten semi-annual installments of $1,000,000 commencing in November 2004. The loan bears interest at LIBOR plus an interest margin of 3.5 percent per annum prior to Financial Completion and LIBOR plus an interest margin of 3.25 percent per annum after Financial Completion. The loan does not contain any requirements for the Company to hedge future silver production; however, it does provide for additional loan payments ("Price Participation Payments") in the event that the average price of silver is greater than $4.75 per ounce. In such event IFC will participate to the extent of 20 percent of the amount that the average price of silver is greater than $4.75 per ounce multiplied by the number of ounces of silver produced by Plata's La Colorada mine until the loan is repaid. The sum of Price Participation Payments and interest payments related to the interest margin is limited so that IFC's overall return on its investment in the loan does not exceed 13.5 percent.

During the second quarter of 2002 the Congress mill facility in Arizona was dismantled and re-located to the La Colorada mine site. The total purchase price for the facility was $600,000 and dismantling and relocation costs of $445,000, out of a planned $550,000, were paid.

In July an order was placed for $1,600,000 of underground mining equipment. This equipment should be received during the August through October period. The Company will pay $1,200,000 for this equipment during the third quarter of 2002 with the balance to be paid during the period from March 2003 through September 2007.

5. Segmented Information

The Company operates in one industry, has three reporting segments and has activities in six countries. Segmented disclosures and enterprise-wide information are as follows:

In thousands of U.S. dollars	For the six months ended June 30, 2002			
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 21,344	$ 470	$ -	$ 21,814
Net income (loss)	(2,102)	(282)	(166)	(2,550)
Segmented assets	$ 88,132	$ 20,835	$ 3,719	$ 112,686

In thousands of U.S. dollars	For the six months ended June 30, 2001			
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 12,570	$ 22	$ -	$ 12,592
Net income (loss)	(3,257)	(954)	(179)	(4,390)
Segmented assets	$ 85,252	$ 8,826	$ 50	$ 94,128

In thousands of U.S. dollars	For the three months ended June 30, 2002			
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 11,458	$ 157	$ -	$ 11,615
Net income (loss)	(842)	(276)	(129)	(1,247)
Segmented assets	$ 88,132	$ 20,835	$ 3,719	$ 112,686

In thousands of U.S. dollars	For the three months ended June 30, 2001			
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 8,051	$ -	$ -	$ 8,051
Net income (loss)	(2,588)	(468)	(207)	(2,849)
Segmented assets	$ 85,252	$ 8,826	$ 50	$ 94,128

Note - $365,000 of interest expense relating to the development of the Huaron mine was capitalized during the six-month period ending June 30, 2001.

6. Share capital

During the six-month period ended June 30, 2002, the Company:

1) issued 1,412,800 common shares for proceeds of $5,997,000 pursuant to the exercise of stock options;
2) issued 390,117 common shares with a value of $3,000,000 to purchase a 5 per cent net smelter return royalty on the La Colorada mine;
3) issued 69,000 common shares with a value of $254,000 for compensation expense;
4) issued 231,511 common shares with a value of $1,250,000 to purchase a 50 percent interest in Manantial Espejo property; and
5) issued 3,450,000 common shares for proceeds of $15,604,000, net of $956,000 in share issue costs, pursuant to an equity financing.

Subsequent to June 30, 2002, the Company issued an additional 22,600 common shares for proceeds of $75,000 pursuant to the exercise of employee stock options.

As at July 22, 2002, there were 43,204,262 common shares issued and outstanding. There were also 1,094,600 options issued and outstanding at exercise prices ranging from $3.30 to $6.10 with remaining weighted average contractual lives of 2.1 years to 8.2 years. In addition, there were 669,360 warrants issued and outstanding at exercise prices ranging from $3.00 to $5.00 with weighted average contractual lives of 0.5 years to 2.5 years.

Second Quarter 2002 Management's Discussion & Analysis

Results of Operations (all amounts are expressed in US dollars)

For the three-month period ended June 30, 2002 the Company's net loss was $1.25 million ($0.03 per share) compared to a net loss of $2.85 million ($0.08 per share) for the three-month period ended June 30, 2001. The net loss for the six-month period ended June 30, 2002 was $2.55 million ($0.06 per share) compared to $4.39 million or $0.13 per share for the corresponding period in 2001.

Revenue was $11.62 million for the second quarter of 2002, which was 44 percent greater than revenue for the corresponding period of 2001. Revenue increased because of increases in sales volumes stemming directly from production increases. Metals produced during the second quarter of 2002 included 1,939,397 ounces of silver (2001 – 1,725,357 ounces), 9,472 tonnes of zinc (2001- 7,197 tonnes), 5,142 tonnes of lead (2001 – 4,567 tonnes) and 713 tonnes of copper (2001 – 482 tonnes). Similarly, revenue for the six months ended June 30, 2002 was 73 percent greater than revenue for the corresponding period of 2001. Again the increase in revenue for the six-month period relative to last year is directly attributable to increased metal production. Metal prices, with the exception of silver have been lower during 2002 than 2001 and have negatively affected revenue. For the three months ended June 30, 2002 the London Metals Exchange average metals prices were: silver $4.71 per ounce (2001 - $4.39 per ounce); zinc $0.35 per pound (2002 - $0.42 per pound); lead $0.21 per pound (2001 - $0.21 per pound); and copper $0.73 per pound (2001 - $0.75 per pound).

Lower metals prices are reflected in the net smelter returns ("NSR") received for each tonne of ore processed. The consolidated NSR for the three and six-months ended June 30, 2002 were $41.07 and $41.20, respectively. These compare with $43.67 per tonne for the first quarter of 2001 and $43.96 per tonne for the six months ended June 30, 2001.

In order to partially offset the declining zinc price the Company has sold forward 10,250 tonnes of zinc at an average price of $835 per tonne or $0.38 per pound. These sales are to be settled during the period from July 2002 though March 2003. The Company has no other forward sales, future contracts, options or derivative positions and is fully exposed to changes in the price of silver, lead, copper, currency exchange rates and interest rates.

Operating cost increases for the second quarter and six months ended June 30, 2002 compared to the same periods of last year are attributable to production increases partially offset by operating cost reductions and efficiencies. For the second quarter of 2002 the consolidated cost per tonne of ore treated was $41.50 an 11 percent improvement compared with the second quarter of 2001. At Huaron the operating cost per tonne was $39.25 for the three-months ended June 30, 2002 compared to $42.40 per tonne in 2001. At Quiruvilca the cost per tonne decreased to $41.92 per tonne from $45.31 during the second quarter of 2001 and at La Colorada the cost per tonne improved by $11.03 from the three-month period ended June 30, 2001.

Depreciation and amortization and reclamation provisions are higher in 2002 than last year. The Company increased amortization expense and reclamation at Quiruvilca in 2002 to reflect a reduction, at the end of 2001, in proven and probable ore reserves. Exploration expense is higher because of activities associated with the Manantial Espejo project acquired earlier this year. During the third quarter exploration activities will take place at two projects in Mexico and at Manantial Espejo in Argentina. Consequently, exploration expense will trend higher for the rest of 2002.

Interest expense is more this year than for the corresponding three and six month periods of 2001. During 2001, interest costs of $365,000 were capitalized as part of the cost to develop the Huaron mine. No interest costs have been capitalized to June 30, 2002.

For the latter part of 2001 and the first six months of 2002 the Quiruvilca mine has under performed. The average ore grade for the first six months of 2002 (of 185 grams per tonne silver and 4.0 percent zinc) is lower than expected. Lower prices for Quiruvilca's important by-product zinc, lead and copper have also affected the mine's financial performance. Alternatives to further reduce operating costs and improve revenues are being examined.

Cash Flow

Cash flow consumed by operating activities was $1.71 million for the second quarter of 2002. For the corresponding period of 2001, cash consumed by operations was $2.29 million. The $0.58 million improvement is primarily the result of increased production and sales from the Huaron mine. During the second quarter funds were applied to reduce accounts payable by $1.22 million. Also because of increased production and sales additional funds were tied up in inventories ($0.92 million and accounts receivable $0.74 million) during the three months ended June 30, 2002. Receipts of $0.72 million from the refund of prepaid value added tax and $0.38 million in advance metals sales proceeds partially offset the build up in non-cash working capital during the second quarter.

For the second quarter of 2002, net debt repayments consumed $1.03 million ($1.34 million for the six-months ended June 30, 2001). During the second quarter 1,212,000 common shares were issued upon the exercise of stock options for proceeds of $5.37 million. Share issue costs of $0.16 million relating to the March 2002 public common share offering were paid in the second quarter resulting in a net cash inflow from financing activities of $4.17 million for the quarter. Financing activities for the first six months of 2002, including the first quarter common share issue of $16.56 million, generated $20.48 million. For the first two quarters of 2001, financing activities generated $5.76 million -- $8.83 million of net proceeds from the public offering of common shares offset by debt repayments of $3.07 million.

On June 14, 2002, the Company entered into a loan agreement with the International Finance Corporation ("IFC"), a Member of the World Bank Group. The loan will be for $10 million and will be used to partially fund the expansion of the La Colorada mine from 200 tonnes per day to 800 tonnes per day. The expected cost of the expansion is $20 million. The financing for the expansion will consist of $10 million from IFC and $10 million from the Company of which about $1.5 million has been spent to-date. Once the Company spends an additional $5.5 million and satisfies other conditions precedent it may draw down the IFC loan. Drawdowns are expected to commence in the third quarter of 2002.

Investing activities during the second quarter of 2002 included plant and equipment expenditures of $1.05 million at La Colorada and the acquisition of a 5 percent NSR royalty over the La Colorada mine for $3.0 million. The La Colorada royalty was acquired for 390,117 common shares. To the end of June 2002, investing activities totaled $2.71 million, including $1.87 million on plant and equipment of which the majority was for La Colorada and $0.76 million was related to the acquisition of Manantial Espejo. Other non-cash investments include the acquisition of the La Colorada royalty and the issue of 231,511 common shares as partial consideration for the Manantial Espejo property acquisition.

Liquidity and Capital Resources

Working capital, including cash of $21.03 million, was $17.48 million at June 30, 2002. This is an increase of $17.56 million from December 31, 2001. The increase is due to the $15.8 million net proceeds from the Company's March 2002 common share issue and the issue of shares pursuant to the exercise of stock options. Significant changes since December 31, 2001 in current assets include – an increase of $17.69 million in cash; a decrease of $1.92 million in accounts receivable; a decrease of $0.50 million in temporary investments; an increase in inventories of $2.55 million and a decrease of $1.54 million in prepaid expenses. Accounts receivable decreased because of the timing of shipments and sales collections. The decrease in temporary investments stems from the re-classification from current assets to long-term assets of shares held in a public Peruvian mining company. The decrease in prepaid expenses was principally due to collection of prepaid value added tax in Peru. The significant change in current liabilities is a decrease of $2.02 million in accounts payable.

Regular payments toward long-term debt amounted to $0.74 million during the second quarter and reduced the balance owing to $6.2 million. Excluding any borrowings for La Colorada, management expects that the current and long-term portions of debt will amount to approximately $5.0 million at the end of 2002. Shareholders' equity was $82.5 million at June 30, 2002, an increase of $23.6 million since the end of 2001.

QUEBECOR MERRILL
C A N A D A I N C
Printed in Canada
on recycled paper
